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10026197

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-53255

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 AND ENDING December 31, 2009
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

MWA Financial Services, Inc.

	OFFICIAL USE ONLY
	FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1701 1st Avenue

(No. and Street)

Rock Island, Illinois 61201

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert Roth   309-558-3101

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP

(Name – of individual, state last, first, middle name)

801 Grand Avenue, Suite 3000, Des Moines, Iowa 50309

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
 X Certified Public Accountant
 ☐ Public Accountant
 ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (7-00)   Persons who are to respond to the collection of information contained
in this form are not required to respond unless the form displays
a currently valid OMB control number.

0911-1109107



Oath or Affirmation

I, Robert Roth, affirm that to the best of my knowledge and belief, the accompanying financial statements and supplemental information pertaining to the firm of MWA Financial Services, Inc., as of December 31, 2009, are true and correct. I further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

President

Notary Public

This report contains:

(X)	(a)	Facing page
(X)	(b)	Statement of Financial Condition
(X)	(c)	Statement of Operations
(X)	(d)	Statement of Cash Flows
(X)	(e)	Statement of Changes in Stockholder's Equity
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
(X)	(g)	Computation of Net Capital
(X)	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
( )	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
(X)	(j)	A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
( )	(k)	A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
(X)	(l)	An Oath or Affirmation
( )	(m)	A copy of the SIPC Supplemental Report
(X)	(n)	Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by Rule 17a-5

MWA Financial Services, Inc.

Consolidated Financial Statements
and Supplemental Information

Years Ended December 31, 2009 and 2008

Contents

0911-1109107

 **ERNST & YOUNG**

Ernst & Young LLP
Suite 3000
801 Grand Avenue
Des Moines, IA 50309-2764

Tel: +1 515 243 2727
Fax: +1 515 362 7200
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors
MWA Financial Services, Inc.

We have audited the accompanying consolidated statements of financial condition of MWA Financial Services, Inc. (the Company, wholly owned by Modern Woodmen of America) as of December 31, 2009 and 2008, and the related consolidated statements of operations, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of MWA Financial Services, Inc. at December 31, 2009 and 2008, and the consolidated results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The accompanying supplemental schedules are presented for purposes of additional analysis and are not a required part of the basic consolidated financial statements, but are supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audits of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

Ernst & Young LLP

February 19, 2010

MWA Financial Services, Inc.

Consolidated Statements of Financial Condition

	December 31	
	2009	**2008**
Assets		
Cash and cash equivalents	$ **1,382,453**	$ 1,102,335
Short-term investments	**–**	100,000
Receivables from brokers, dealers, and others	**296,923**	319,961
Fixed assets (net of accumulated depreciation of $56,484 in 2009 and $64,750 in 2008)	**6,302**	14,408
Other assets	**60,850**	38,486
Total assets	$ **1,746,528**	$ 1,575,190
Liabilities and stockholder's equity		
Liabilities:		
Due to Modern Woodmen of America	$ **211,127**	$ 177,910
Accounts payable and accrued expenses	**562,053**	501,459
Total liabilities	**773,180**	679,369
Stockholder's equity:		
Common stock, $1,000 stated value:		
Authorized shares – 10,000; issued and outstanding shares – 1,000	**1,000,000**	1,000,000
Additional paid-in capital	**7,525,000**	6,425,000
Retained earnings deficit	**(7,551,652)**	(6,529,179)
Total stockholder's equity	**973,348**	895,821
Total liabilities and stockholder's equity	$ **1,746,528**	$ 1,575,190

See accompanying notes.

MWA Financial Services, Inc.

Consolidated Statements of Operations

| | Year Ended December 31 | |
	2009	2008
Revenues:		
Concession income	$ 4,454,024	$ 5,902,039
Variable product distribution fee income	660,000	660,000
Interest income	11,877	30,708
Total revenues	5,125,901	6,592,747
Expenses:		
Commissions	3,605,746	4,847,460
Licenses and fees	13,323	46,162
Professional fees	68,318	34,359
Salaries and related expenses	1,823,946	1,855,054
Other operating expenses	637,041	688,498
Total expenses	6,148,374	7,471,533
Net loss	$ (1,022,473)	$ (878,786)

See accompanying notes.

MWA Financial Services, Inc.

Consolidated Statements of Changes in Stockholder's Equity

	Common Stock		Additional Paid-In Capital	Retained Earnings Deficit	Total
	Shares	Stated Value			
Balance at January 1, 2008	1,000	$ 1,000,000	$ 5,425,000	$ (5,650,393)	$ 774,607
Capital Contribution from Modern Woodmen of America	–	–	1,000,000	–	1,000,000
Net loss	–	–	–	(878,786)	(878,786)
Balance at December 31, 2008	1,000	1,000,000	6,425,000	(6,529,179)	895,821
Capital Contribution from Modern Woodmen of America	–	–	1,100,000	–	1,100,000
Net loss	–	–	–	(1,022,473)	(1,022,473)
Balance at December 31, 2009	1,000	$ 1,000,000	$ 7,525,000	$ (7,551,652)	$ 973,348

See accompanying notes.

MWA Financial Services, Inc.

Consolidated Statements of Cash Flows

| | Year Ended December 31 | |
	2009	2008
Operating activities		
Net loss	$ (1,022,473)	$ (878,786)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:		
Depreciation expense	8,106	9,980
Changes in operating assets and liabilities:		
Receivables from brokers, dealers, and others	23,038	55,229
Other assets	(22,364)	(4,960)
Due to Modern Woodmen of America	33,217	45,552
Accounts payable and accrued expenses	60,594	(48,384)
Net cash used in operating activities	(919,882)	(821,369)
Financing activities		
Capital contribution from Modern Woodmen of America	1,100,000	1,000,000
Maturation of short-term investments	100,000	–
Net cash provided by financing activities	1,200,000	1,000,000
Increase in cash and cash equivalents	280,118	178,631
Cash and cash equivalents at beginning of year	1,102,335	923,704
Cash and cash equivalents at end of year	$ 1,382,453	$ 1,102,335

See accompanying notes.

MWA Financial Services, Inc.

Notes to Consolidated Financial Statements

December 31, 2009

1. Summary of Significant Accounting Policies

Organization and Basis of Presentation

MWA Financial Services, Inc. (the Company), a wholly owned subsidiary of Modern Woodmen of America, was incorporated on February 2, 2001, and began operating as a broker-dealer on October 10, 2001, upon its approval for membership in the Financial Industry Regulatory Authority (FINRA). The Company deals primarily in the sale of non-proprietary mutual fund shares and variable products. The Company clears its securities transactions on a fully disclosed basis through Pershing LLC (the clearing broker).

The consolidated financial statements (see Note 2) include the accounts of the Company and its wholly owned subsidiary, MWAGIA, Inc., which is involved in the sale of non-proprietary insurance products. All significant intercompany accounts and transactions have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. It is possible that actual experience could differ from the estimates and assumptions utilized.

Revenue Recognition

The majority of the Company's revenues were derived from dealer concessions on trades of non-proprietary mutual funds and fees for the distribution of variable products by registered representatives (see Note 6). Revenues are recognized on an accrual basis upon receipt of investor funds and remittance to the clearing broker or mutual fund company. Related commissions due to registered representatives are concurrently recognized based on agreed-upon rates.

Cash and Cash Equivalents

For purposes of the consolidated statements of cash flows, the Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

1. Summary of Significant Accounting Policies (continued)

Fixed Assets

Fixed assets, primarily including office equipment, are stated at cost less accumulated depreciation. Depreciation is computed on the straight-line method using an estimated useful life of five years.

Deferred Income Taxes

Deferred income tax assets or liabilities are computed based on the difference between the financial statement and income tax bases of assets and liabilities using the enacted marginal tax rate. Deferred income tax expenses or credits are based on the changes in the asset or liability from period to period (see Note 4).

Subsequent Events

The financial statements are adjusted to reflect events that occurred between the balance sheet date and the date when the financial statements are issued February 19, 2010, provided they give evidence of conditions that existed at the balance sheet date.

Events that are indicative of conditions that arose after the balance sheet date are disclosed, but do not result in an adjustment of the financial statements themselves.

Fair Value Measurements and Disclosures

The Financial Accounting Standards Board (FASB) issued authoritative guidance effective January 1, 2008, for using fair value to measure assets and liabilities. In accordance with this guidance, fair value is defined as the price that the Company would receive upon selling an investment in a timely transaction to an independent buyer in the principal or most advantageous market of the investment.

1. Summary of Significant Accounting Policies (continued)

This guidance establishes a three-tier hierarchy to maximize the use of observable market data and minimize the use of unobservable inputs and to establish classification of fair value measurements for disclosure purposes. Inputs refer broadly to the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk, for example, the risk inherent in a particular valuation technique used to measure fair value, including a pricing model and/or the risk inherent in the inputs to the valuation technique. Inputs may be observable or unobservable. Observable inputs are inputs that reflect the assumptions that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the reporting entity. Unobservable inputs are inputs that reflect the reporting entity's own assumptions about the assumptions that market participants would use in pricing the asset or liability based on the best information available in the circumstances.

The three-tier hierarchy of inputs is summarized below:

- Level 1 – quoted prices in active markets for identical investments

- Level 2 – other significant observable inputs (including quoted prices for similar investments, interest rates, prepayment speeds, credit risk, etc.)

- Level 3 – significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments)

It is the Company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy in Accounting Standards Codification (ASC) 820. The Company used Level 1 valuation techniques to measure fair value of cash and cash equivalents of $1,382,453 during the year ended December 31, 2009, and cash and cash equivalents of $1,102,335 and short-term investments of $100,000 during the year ended December 31, 2008. The Company did not have any fair value Level 2 or Level 3 assets or liabilities at December 31, 2009 and 2008.

1. Summary of Significant Accounting Policies (continued)

Recent Accounting Pronouncements

Current Adoption of Recent Accounting Guidance

On July 1, 2009, the FASB Accounting Standards Codification™ (Codification) was launched as the single source of authoritative non-government GAAP. Accounting guidance promulgated by the FASB is communicated through an Accounting Standards Update (ASU). An ASU provides the reason for the update and details the amendments to the Codification. Guidance in the Codification is organized by Topic, each representing a collection of related guidance (e.g., Financial Services – Insurance). Topics are further subdivided into Subtopics (e.g., Insurance Activities), and Sections (e.g., Recognition, Measurement, or Disclosure).

The Company adopted guidance that establishes the Codification as the source of authoritative GAAP recognized by the FASB to be applied by non-governmental entities as of the period ended September 30, 2009. All guidance contained in the Codification carries an equal level of authority. The adoption required updates to the Company's financial statement disclosure, but did not have a material impact on the Company's results of operations or financial position. This guidance was formerly known as Statement of Financial Accounting Standards (SFAS) No. 168, *the FASB Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles*, a replacement of FASB Statement No. 162.

ASC 855, Subsequent Events

The Company adopted guidance that establishes general standards of accounting for and discourse of events that occur after the balance sheet date but before financial statements are issued or are available to be issued as of the period ended June 30, 2009. The guidance requires the disclosure of the date through which an entity has evaluated subsequent events and whether that date represents the date the financial statements were issued or were available to be issued. The adoption did not impact the Company's results of operations or financial position.

2. Summarized Financial Information of MWAGIA, Inc.

The Company reports information pursuant to Section 17 of the Securities Exchange Act of 1934 and prepares its net capital computation in accordance with Rule 15c3-1 of the Securities and Exchange Commission (SEC) (see Note 5) on an unconsolidated basis. Summarized financial data for the Company's wholly owned subsidiary, MWAGIA, Inc. is as follows:

	December 31	
	2009	2008
Cash and cash equivalents	$ 217,477	$ 134,952
Receivables from brokers, dealers, and others	76,507	113,556
Other assets	3,981	3,804
Total assets	$ 297,965	$ 252,312
Due to Modern Woodmen of America	$ 35,864	$ 34,552
Other liabilities	181,691	178,259
Stockholder's equity*	80,410	39,501
Total liabilities and stockholder's equity	$ 297,965	$ 252,312

	Year Ended December 31	
	2009	2008
Revenues	$ 1,769,638	$ 1,800,741
Expenses	(1,828,729)	(1,832,646)
Net (loss) income	$ (59,091)	$ (31,905)

*Eliminated in consolidation.

3. Transactions With Customers

For transactions in which the Company, through the clearing broker, extends credit to customers, the Company seeks to control the risks associated with these activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company and the clearing broker monitor required margin levels daily and, pursuant to such guidelines, request customers to deposit additional collateral or reduce securities positions when necessary.

3. Transactions With Customers (continued)

The Company has agreed to indemnify the clearing broker for any losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2009, there were no amounts to be indemnified to the clearing broker for these customer accounts.

4. Income Taxes

The Company and its subsidiary file consolidated income tax returns, including only their own operations, since the ultimate parent company, Modern Woodmen of America, is a tax-exempt fraternal benefit society.

At December 31, 2009, the Company had a tax net operating loss carryover of $7,225,598. The tax net operating losses arising in 2009 of $993,496 and in 2008 of $846,105 may be carried forward until 2029 and 2028, respectively, to reduce future taxable income. The remaining carryover of $5,385,997 arose in 2001 through 2007 and may be carried forward until 2021 through 2027. The net operating loss carryover represents the only significant temporary difference between the carrying amounts of assets and liabilities for financial reporting purposes and amounts used for income tax purposes at December 31, 2009 and 2008. Management has established a valuation allowance for the full amount of the related net deferred tax assets of $2,456,703 and $2,118,915 at December 31, 2009 and 2008, respectively, because of the uncertainty of future income estimates necessary for its ultimate realization.

The Company has analyzed all material tax provisions under the guidance of ASC 740, *Income Taxes Related to the Accounting for Uncertainty in Income Tax*, and has determined that there are no tax benefits that should not be recognized as of December 31, 2009 or December 31, 2008. There are no unrecognized tax benefits that would affect the effective tax rates.

5. Net Capital Requirements

The Company is subject to the uniform net capital requirements of the SEC under Rule 15c3-1. The SEC's requirements provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met, and that the ratio of aggregate indebtedness to net capital as defined therein shall not exceed 15 to 1. At December 31, 2009, the Company had net defined capital of $789,155, which was $689,155 in excess of the required net capital of $100,000 at that date. At December 31, 2009, the Company's ratio of aggregate indebtedness to net capital was 0.70 to 1. Various other regulatory agencies may impose additional capital requirements.

5. Net Capital Requirements (continued)

Under the clearing arrangement with the clearing broker, the Company is also required to maintain certain minimum levels of net capital and comply with other financial ratio requirements. At December 31, 2009, the Company was in compliance with all such requirements.

The Company is exempt from maintaining a special reserve bank account under Rule 15c3-3(k)(2)(A) and Rule 15c3-3(k)(2)(B).

6. Related-Party Transactions

The Company's variable product distribution fee income relates to services performed in connection with the distribution of variable products of Modern Woodmen of America, its parent. Modern Woodmen of America compensates the Company at the rate of $55,000 per month under a distribution agreement that commenced in May 2002. Substantially all of the Company's operating expenses represent allocations from or payments by Modern Woodmen of America, which is then reimbursed by the Company. This includes the cost of the Company's employees and the allocated costs of their participation in various qualified employee benefit plans covering substantially all employees and sponsored by Modern Woodmen of America. Separate plan information disaggregated by the subsidiary company is not available on the components of pension cost or on the funded status of the defined-benefit pension plan.

During 2009 and 2008, Modern Woodmen of America contributed capital of $1,100,000 and $1,000,000, respectively, to the Company. The future operation of the Company is dependent upon such continued capital contributions until profitable operations can be achieved.

Supplemental Information

MWA Financial Services, Inc.

Computation of Net Capital – Part IIA

December 31, 2009

Computation of Net Capital

1. Total ownership equity from Statement of Financial Condition			$ 973,348
2. Deduct ownership equity not allowable for net capital			
3. Total ownership equity qualified for net capital			973,348
4. Add:			
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			
B. Other (deductions) or allowable credits			
5. Total capital and allowable subordinated liabilities			973,348
6. Deductions and/or charges:			
A. Total nonallowable assets from Statement of Financial Condition (Notes B and C):			
1. Investment in subsidiary	$ 80,410		
2. Prepaid expenses and other receivables	84,769		
3. Fixed assets	6,302	$ 171,481	
B. Secured demand note deficiency			
C. Commodity futures contracts and spot commodities – proprietary capital charges			
D. Other deductions and/or charges			
7. Other additions and/or allowable credits			
8. Net capital before haircuts on securities positions			801,867

MWA Financial Services, Inc.

Computation of Net Capital – Part IIA (continued)

Computation of Net Capital (continued)

9. Haircuts on securities [computed, where applicable, pursuant to 15c3-1(f)]:

A. Contractual securities commitments	$	
B. Subordinated securities borrowings		
C. Trading and investment securities:		
1. Exempted securities		
2. Debt securities		
3. Options		
4. Other securities	12,712	
D. Undue concentration		
E. Other		
10. Net capital		$ 789,155

Computation of Basic Net Capital Requirement

Part A

11. Minimum net capital required (6-2/3% of line 19) Note (A)	$	37,042
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		100,000
13. Net capital requirement (greater of line 11 or 12)		100,000
14. Excess net capital (line 10 less 13)		689,155
15. Excess net capital at 1000% (line 10 less 10% of line 19)		669,155

Computation of Aggregate Indebtedness

16. Total A.I. liabilities from Statement of Financial Condition:

• Accounts payable and accrued expenses	$ 380,362	
• Due to Modern Woodmen of America	175,263	555,625

MWA Financial Services, Inc.

Computation of Net Capital – Part IIA (continued)

Computation of Aggregate Indebtedness (continued)

17. Add:
    A. Drafts for immediate credit $ _____
    B. Market value of securities borrowed for which no equivalent value is paid or credited
    C. Other unrecorded amounts $ _____
18. Deduct: Adjustment based on deposits in Special Reserve Bank Accounts
19. Total aggregate indebtedness   555,625
20. Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)   70%
21. Percentage of debt to debt equity total computed in accordance with Rule 15c3-1(d)

Notes

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker-dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contrary to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material nonallowable assets.

MWA Financial Services, Inc.

Statement Relating to Certain Determinations
Required Under Rule 15c3-3 – Part IIA

December 31, 2009

**Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3:**

Exemptive Provision

25. If an exemption from Rule 15c3-3 is claimed,
    identify below the section upon which such
    exemption is based (check one only)

A. (k)(1) – Limited business (mutual funds and/or
   variable annuities only) _____

B. (k)(2)(A) – "Special Account for the Exclusive
   Benefit of Customers" maintained _____

C. (k)(2)(B) – All customer transactions cleared through
   another broker-dealer on a fully disclosed basis.
   Name of clearing firm: Pershing LLC _____X_____

D. (k)(3) – Exempted by order of the Commission _____

MWA Financial Services, Inc.

Statement Pursuant to Rule 17a-5(d)(4)

December 31, 2009

There were no differences between the computation of net capital under Rule 15(c)3-1 included in this audited report and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing submitted to the FINRA on January 25, 2010.



Ernst & Young LLP
Suite 3000
801 Grand Avenue
Des Moines, IA 50309-2764

Tel: +1 515 243 2727
Fax: +1 515 362 7200
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by Rule 17a-5

The Board of Directors
MWA Financial Services, Inc.

In planning and performing our audit of the consolidated financial statements and supplemental schedules of MWA Financial Services, Inc. (the Company) as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to

achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be, and should not be, used by anyone other than these specified parties.

Ernst & Young LLP

February 19, 2010

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by our shared values and an unwavering
commitment to quality. We make a difference
by helping our people, our clients and our wider
communities achieve potential.

www.ey.com





CONSOLIDATED FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

MWA Financial Services, Inc.
Years Ended December 31, 2009 and 2008
With Reports of Independent Registered Public
Accounting Firm

Ernst & Young LLP

≣ll ERNST & YOUNG

CONSOLIDATED FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

MWA Financial Services, Inc.
Years Ended December 31, 2009 and 2008
With Reports of Independent Registered Public
Accounting Firm